February 18, 2009

Mr. Kerr Taylor
President and Chief Executive Officer
AmREIT Monthly Income & Growth Fund IV, L.P.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

Re: AmREIT Monthly Income & Growth Fund IV, L.P.
         Amendment No. 4 to Form 10
         Filed on February 6, 2009
         File No. 0-53203

Dear Mr. Taylor:

        We have reviewed your response letter dated February 6, 2009 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to the Form 10 dated February 6, 2009

Financial Statements and Notes

Note 3 – Investments in Non-Consolidated Entities, page F-7

1.   We note the staff was unable to waive the financial statement requirements of
        Form 10 and Rule 8-06 of Regulation S-X for your Casa Linda venture. Until you
        file the audited financial statement required by Rule 8-06 your Form 10 is
        deficient and we would not be able to declare effective any registration statements
        or post-effective amendments. In addition, you will not be in compliance with
        Item 13(a)(1) of the Proxy Rules. Your filings will also not be considered timely
        filed for purposes of Form S-3.

                                                    * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Cicely
LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding
comments on the financial statements and related matters. Please contact Kristina Aberg,
Attorney-Advisor, at (202) 551-3404 or the undersigned at (202) 551-3233 with any
other questions.

                                                    Sincerely,

                                                    Tom Kluck
                                                    Legal Branch Chief

cc: Jason W. Goode, Esq.
        Alston & Bird LLP
        Via facsimile (404) 881-7777